                              SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549




                                           FORM 11-K



(Mark One)


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

      For the fiscal year ended December 31, 1993

                                               OR


[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934 (NO FEE REQUIRED)

      For the transition period from         to


      Commission file number 1-3183



                   EMPLOYEE STOCK PURCHASE PLAN OF ENSERCH CORPORATION
                         AND PARTICIPATING SUBSIDIARY COMPANIES
                                   (Full Title of Plan)






                                   ENSERCH CORPORATION
               (Name of Issuer of Securities Held Pursuant to the Plan)

             ENSERCH Center, 300 South St. Paul Street, Dallas, Texas 75201
               (Address of Plan and Principal Executive Office of Issuer)

                        REQUIRED INFORMATION

The required financial statements and other information required by Form 11-K are set forth under the headings listed below at the page numbers indicated.

                                                                   Page No.

Independent Auditors' Report. . . . . . . . . . . . . . . . . . . . . 2
Statements of Net Assets Available for Benefits . . . . . . . . . . . 4
Statements of Changes in Net Assets Available
   for Benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . 6
Supplemental Schedules:
    Assets Held for Investment  . . . . . . . . . . . . . . . . . . .13
    Reportable Transactions . . . . . . . . . . . . . . . . . . . . .14
    Schedules - Schedule I, II and III have been
      omitted because of the absence of the
      conditions under which they are required
      or because the required information is
      included in the financial statements or
      notes thereto.

Exhibit A - Consent of Independent Public Accountants . . . . . . . .16


INDEPENDENT AUDITORS' REPORT


Employee Stock Purchase Plan Committee of ENSERCH
  Corporation and Participating Subsidiary Companies:

We have audited the accompanying statements of net assets available for benefits of the Employee Stock Purchase Plan of ENSERCH Corporation and Participating Subsidiary Companies as of
December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment at December 31, 1993, and (2) reportable transactions (transactions in excess of 5% of the fair value of plan assets) for the year ended December 31, 1993, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1993 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the financial statements, the Plan changed its method of accounting for distributions payable to participants who have withdrawn from participation in the Plan.





DELOITTE & TOUCHE
Dallas, Texas
June 10, 1994

EMPLOYEE STOCK PURCHASE PLAN OF ENSERCH CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993 AND 1992
- - ------------------------------------------------------------------------------
ASSETS                                             1993              1992
- - ------                                         -----------       ------------

CASH                                           $   171,772        $   175,386

COMMON STOCK OF ENSERCH CORPORATION -
   At quoted market value (cost:
   December 31, 1993, $82,563,774;
   December 31, 1992, $79,503,775)              71,254,040         59,277,823

EMPLOYER CONTRIBUTIONS RECEIVABLE                1,744,314          2,050,103

PARTICIPANT LOANS RECEIVABLE                       579,932            419,255
                                               -----------        -----------
            TOTAL ASSETS                        73,750,058         61,922,567
                                               -----------        -----------


LIABILITIES
- - -----------

ADMINISTRATIVE EXPENSE PAYABLE                       7,360             25,018

DISTRIBUTIONS PAYABLE TO PARTICIPANTS (Note 1)           -          1,296,579
                                               -----------        -----------
            TOTAL LIABILITIES                        7,360          1,321,597
                                               -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS              $73,742,698        $60,600,970
                                               ===========        ===========

See notes to financial statements.


EMPLOYEE STOCK PURCHASE PLAN OF ENSERCH CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
- - ------------------------------------------------------------------------------------------
                                                  1993           1992           1991
                                              ------------   ------------   ------------

NET ASSETS, BEGINNING OF YEAR                 $ 60,600,970   $ 52,700,504   $ 72,771,940
                                              ------------   ------------   ------------
ADDITIONS (DEDUCTIONS):
Participants' allotments (Notes 2 and 5)         9,215,588      9,532,285      8,273,750
Companies' contributions (decreased
  by forfeitures of $35,817, $40,036
  and $48,676) (Notes 2 and 5)                   3,546,878      3,450,169      2,952,634
Dividends on common stock of ENSERCH
  Corporation (Note 2)                             873,557      3,245,024      2,921,715
Interest income from participant
  loans                                             34,708         35,533         53,499
Net appreciation (depreciation) of
  ENSERCH Corporation Common Stock (Note 4)      8,935,412      3,559,475    (23,308,324)
Distributions to participants:
  Stock distributions at cost (Note 1)          (9,783,190)    (7,654,506)    (9,184,869)
  Cash distributions                               (67,829)       (40,332)       (13,084)
  Cash dividends distributed                      (876,485)    (3,241,356)    (2,891,339)
  Change in accrued distributions                        -       (931,401)     1,206,488
Administrative expenses                            (33,845)       (47,046)       (72,402)
Other                                                  355         (7,379)        (9,504)
                                              ------------   ------------   ------------
Total Additions (Deductions)                    11,845,149      7,900,466    (20,071,436)

CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE (Note 1)                  1,296,579              -              -
                                              ------------   ------------   ------------
NET ASSETS, END OF YEAR                       $ 73,742,698   $ 60,600,970   $ 52,700,504
                                              ============   ============   ============


See notes to financial statements.


EMPLOYEE STOCK PURCHASE PLAN OF ENSERCH CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

NOTES TO FINANCIAL STATEMENTS

1.   SIGNIFICANT ACCOUNTING POLICIES

     The accounts of the Employee Stock Purchase Plan of ENSERCH
     Corporation and Participating Subsidiary Companies (the
     "Plan") are maintained on the accrual basis of accounting.
     Investments are carried at quoted market value (closing prices as reported by the Composite Tape Associations).

     Distributions Payable to Participants - In 1993, the Plan changed its method of accounting for distributions payable to participants to comply with the 1993 AICPA Audit and Account-ing Guide, Audits of Employee Benefit Plans. The new guidance requires that benefits payable to persons who have withdrawn from participation in a defined contribution plan remain as a part of the net assets available for benefits rather than be recorded as a liability of the Plan. The effect of this change in accounting increased net assets in 1993 by $1,296,579 and is reflected in the accompanying statement of changes in net assets available for benefits as the cumulative effect of a change in accounting principle. As of December 31, 1993, net assets available for benefits included benefits of $3,283,834 due to participants who have withdrawn from participation in the Plan.

     Stock Distributions at Cost - Amounts represent actual cost of stock previously allocated to each withdrawing participant's account and for the years 1993, 1992 and 1991 includes $1,296,579, $365,108 and $1,571,667, respectively, of distri-
     butions payable to participants who have withdrawn from the Plan, which were accrued at the end of the prior year and paid in the current year.

     Reallocation of Unclaimed Terminated Participants' Accounts - The Plan provides for reallocation of amounts payable to terminated participants whom the Plan administrators have been unable to locate for more than one year from the date of termination. Included in net assets available for benefits as of December 31, 1993, and 1992, were $867,845 and $788,987, respectively, of unclaimed terminated participants' benefits that have not been allocated to continuing participants. Through December 31, 1993, 31,086 shares and undistributed cash of $139,030 have been reallocated to continuing partici-pants. The Plan remains contingently liable to terminated participants for unclaimed cash and shares.

     Certain amounts in the 1992 and 1991 financial statements have been reclassified to conform with the 1993 presentation.

2.   THE PLAN

     General - Participation in the Plan is offered to all full-time employees of ENSERCH Corporation and participating subsidiary companies ("the Companies") who have completed at least one year of service. There were 5,321, 8,855 and 8,601 employees actively participating in the Plan at December 31, 1993, 1992 and 1991, respectively.

     Participants' Allotments - Participants may make Regular Allotments and/or Salary Deferral Allotments up to a combined maximum of 16% of base pay. The Tax Reform Act of 1986
     ("TRA '86") placed an annual limitation of $235,840, effective January 1, 1993, on the base pay which can be used in comput-ing benefits for participants under the Plan. The Omnibus Budget Reduction Act of 1993, subsequently reduces the annual limitation of recognizable pay for determining benefits in the Plan to $150,000, effective January 1, 1994. The aggregate of all allotments under the plan, including Supplemental Salary Deferral Allotments, is subject to adjustment for participa-tion in other defined contribution plans, and the total amount of a participant's allotments and contributions under all plans may not exceed 25% of total compensation. Under
     TRA '86, Salary Deferral Allotments and Supplemental Salary Deferral Allotments are subject to a separate annual limita-tion of $8,994, effective January 1, 1993.

     The Plan is required to comply with two nondiscrimination tests imposed by Sections 401(k) and 401(m) of the Internal Revenue Code, which limit the average percentage of pay that highly compensated employees may allot to the Plan to the average percentage of pay being allotted by non-highly compensated employees, including company matching contribu-tions.

     Companies' Contributions - The Companies' matching contribu-tions are based on the total of the participants' Regular and Salary Deferral Allotments, but not Supplemental Salary Deferral Allotments, with the maximum employee allotments eligible for matching ranging from 3% to 6%, depending on length of service. The Companies' matching contributions as a percentage of employee allotments range from 30% to 60%, depending on length of service. Employees' vested interests in the Companies' contributions range from 30% for employees with three years of applicable service, as defined, to 100% for employees with seven or more years of applicable service.

     Participants' allotments and Companies' contributions are credited to individual accounts and are invested by the trustee in common stock of ENSERCH Corporation. Upon termination of the Plan, all shares of stock purchased for the participant's account, any cash held in the participant's account, and 100% of the shares in the individual's Company account without regard to earned vesting service will be distributed to the participant.

     Dividends - Cash dividends paid on common stock held in the Plan are distributed directly to participants. Participants may elect to make Supplemental Salary Deferral Allotments in an amount equal to the dividends distributed under the Plan. This allows participants to effectively defer the taxable income from the dividends distributed directly to them.

     In February 1993, ENSERCH Corporation announced a reduction in the quarterly dividend rate payable to ENSERCH common share-holders from 20 cents per share to 5 cents per share.

     Participant Loans - After participants have made Salary Deferral Allotments for at least 18 months, they may apply for a loan from their Salary Deferral Allotment Account. Under the provisions of the Plan, participants may borrow up to 50% of the market value of the shares in their account attribut-able to salary deferral allotments; however, the loan may not exceed $50,000. The interest rate on the loan is equal to the prime interest rate of Bank One Texas, N. A., that is in effect on the date the loan is made. The funds to be loaned are generated by the sale of whole shares of stock in the participant's Salary Deferral Allotment Account. The maximum term of a loan may not exceed 5 years, or the earlier of severance from service or withdrawal of the participant.

     Investment Diversification - Participants who have attained age 55 and completed ten years of participation in the Plan are eligible to withdraw a percentage of the stock allocated to their account after December 31, 1986. Such stock (or cash) withdrawn may be transferred to a self-directed rollover Individual Retirement Account. The percentage that may be withdrawn is 25% per year during the first five years of eligibility and 50% in the sixth (or final) year of eligibili-ty.

3.   TAX STATUS OF THE PLAN

     ENSERCH Corporation has been advised by the Internal Revenue Service that the Plan, as amended to June 19, 1990, meets the requirements of Section 401(a) of the Internal Revenue Code. The Board of Directors of ENSERCH Corporation approved amendments to the Plan, which were effective September 10, 1991, February 11, 1992 and January 1, 1994. The Corporation believes these amendments meet the requirements of Section 401(a) and that the Plan continues to be a qualified plan within the meaning of Section 401(a). Employer contributions and dividends received constitute taxable income to partici-pants at the time such amounts are distributed.

4.   TRANSACTIONS IN COMMON STOCK OF ENSERCH CORPORATION

     The following information summarizes the number of shares, cost, quoted market value, and unrealized appreciation
     (depreciation) of investment in common stock of ENSERCH
     Corporation.

                                                  Quoted      Unrealizd
                                                  Market     Appreciation
                         Shares      Cost          Value    (Depreciation)
                       --------- ------------  ------------ --------------
December 31, 1990      3,558,586  $ 72,627,449 $ 72,061,366 $   (566,083)
                       ---------  ------------ ------------ ------------
Change during 1991
  plan year:
    Acquired             680,139    12,108,967   12,108,967            -
    Sold for or
      distributed to
      participants      (449,582)   (9,191,085)  (8,551,923)     639,162
    Sold to fund
      participant
      loans               (9,469)     (193,177)    (172,866)      20,311
    Unrealized
      depreciation             -             -  (23,947,486) (23,947,486)
                       ---------  ------------ ------------ ------------
December 31, 1991      3,779,674    75,352,154   51,498,058  (23,854,096)
                       ---------  ------------ ------------ ------------
Change during 1992
  plan year:
    Acquired             849,309    12,125,568   12,125,568            -
    Sold for or
      distributed to
      participants      (415,602)   (7,654,506)  (6,057,735)   1,596,771
    Sold to fund
      participant
      loans              (16,721)     (319,441)    (250,772)      68,669
    Unrealized
      appreciation             -             -    1,962,704    1,962,704
                       ---------  ------------ ------------ ------------
December 31, 1992      4,196,660    79,503,775   59,277,823  (20,225,952)
                       ---------  ------------ ------------ ------------
Change during 1993
  plan year:
    Acquired             745,980    13,303,343   13,303,343            -
    Sold for or
      distributed to
      participants      (532,515)   (9,783,190)  (9,684,745)      98,445
    Sold to fund
      participant
      loans              (25,261)     (460,154)    (479,348)     (19,194)
    Unrealized
      appreciation             -             -    8,836,967    8,836,967
                       ---------  ------------ ------------ ------------
December 31, 1993      4,384,864  $ 82,563,774 $ 71,254,040 $(11,309,734)
                       =========  ============ ============ ============

                                 9

5.    CONTRIBUTIONS

      Companies' contributions, after giving effect to forfeitures, and participants' allotments are as follows:

                              1993                         1992
                  ---------------------------  ---------------------------
                    Companies'   Participants'   Companies'   Participants'
                  Contributions   Allotments   Contributions   Allotments
                  -------------  ------------  -------------  ------------

ENSERCH
  Corporation      $1,509,943    $3,401,653      $1,408,248    $3,306,075
Ebasco Services
  Incorporated      1,782,548     5,188,218       1,782,327     5,546,233
Enserch
  Exploration,
  Inc.                254,387       625,717         259,594       679,977
                   ----------    ----------      ----------    ----------

Total              $3,546,878    $9,215,588      $3,450,169    $9,532,285
                   ==========    ==========      ==========    ==========


                           1991
               ----------------------------
                  Companies'  Participants'
                Contributions  Allotments
                ------------- -------------

ENSERCH
  Corporation      $1,238,771    $2,794,343
Ebasco Services
  Incorporated      1,386,651     4,655,241
Enserch
  Exploration,
  Inc.                327,212       824,166
                   ----------    ----------

Total              $2,952,634    $8,273,750
                   ==========    ==========

6.    REALIZED GAINS AND LOSSES FROM THE SALE OF INVESTMENTS

      The Plan has made loans to participants which were funded by the sale of whole and fractional shares of ENSERCH Corpora-tion common stock held in the participants' Salary Deferral Allotment Accounts. The cost of the shares sold is based on the average cost of the shares held in the participant's Salary Deferral Allotment Account at the date of sale. The aggregate proceeds, cost and net realized gains (losses) on the sale of these shares are as follows:

                                 1993          1992          1991
                               --------      --------      --------
       Aggregate
         Proceeds              $479,348      $250,772      $172,866
       Aggregate Cost           460,154       319,441       193,177
                               --------      --------      --------
       Net realized
         gains (losses)        $ 19,194      $(68,669)     $(20,311)
                               ========      ========      ========

7.   WITHDRAWAL OF EBASCO EMPLOYEES

     In December 1993, ENSERCH Corporation completed the sale of the principal operating assets of Ebasco Services Incorpo-rated. Plan participants whose employment with Ebasco ended as a result of the sale are no longer eligible to participate in the Plan. However, according to the terms of the Plan, those with an account value in excess of $3,500 may elect to leave their shares in the Plan. Those with an account value of less than $3,500, and others electing to withdraw, will receive a distribution either in the form of a stock certifi-cate or cash.

8.   SUBSEQUENT EVENTS

     On May 10, 1994, the ENSERCH Corporation Board of Directors approved the merger of the Plan and the Employee Investment Plan (also known as EN$AVE), as well as several amendments to the Plan. The amended Plan will contain several enhancements, including multiple investment options for all employee contributions and immediate 100% vesting in the Corporation's matching contributions. The Corporation's matching contribu-tion will continue to be made in ENSERCH Corporation common stock. Upon the merger, the Plan will comply with the requirements of Section 401(k) of the Internal Revenue Code of 1986.

                           SUPPLEMENTAL SCHEDULES

EMPLOYEE STOCK PURCHASE PLAN OF ENSERCH CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

ASSETS HELD FOR INVESTMENT
DECEMBER 31, 1993
- - ------------------------------------------------------------------------------
Identity of Issue    Description of Investment      Cost       Fair Value
- - -----------------    -------------------------      ----       ----------
ENSERCH Corporation  4,384,864 shares, par value
  common stock         of $4.45 per share        $82,563,774   $71,254,040

Plan participant     Interest Rate - At Prime
  loans                ranging from 6% - 12.5%
                     Maturity Dates - Various -
                       from February 1994 to
                       October 1998
                     Term of Loans - Not less
                       than one year or more
                       than five years           $   579,932   $   579,932


EMPLOYEE STOCK PURCHASE PLAN OF ENSERCH CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1993
- - ---------------------------------------------------------------------------------------
Transactions involving an amount in excess of 5% of the fair value of plan assets:

                                Purchases                          Sales
                         ----------------------    -----------------------------------
Transactions by           Number of                 Number of                    Gain
   Security              Transactions    Amount    Transactions    Amount       (Loss)
- - ---------------          ------------    ------    ------------    ------       ------

Series of Transactions
- - ----------------------

ENSERCH Corporation
  common stock              25       $13,303,343     114       $10,164,093     $ 19,194


                               SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  EMPLOYEE STOCK PURCHASE PLAN



Date: June 29, 1994               By      /s/ D. W. Biegler
                                     -----------------------------
                                      D. W. Biegler, Member of
                                     the Employee Stock Purchase
                                            Plan Committee

                                                            Exhibit A


          CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



ENSERCH Corporation:


We hereby consent to the incorporation by reference in Post Effective Amendment No. 1 to Registration Statement No. 33-12983 on Form S-8 of our report dated June 10, 1994, appearing in the 1993 Annual Report on Form 11-K of the Employee Stock Purchase Plan of ENSERCH Corporation and Participating Subsidiary Companies.




DELOITTE & TOUCHE
Dallas, Texas
June 29, 1994